

SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: Investor@langmining.com

SUL-TSX VENTURE


05005144

January 4, 2005

SUPPL


RECEIVED
JAN 1 0 2005
185
WASH. D.C.
SECTION

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

SULTAN MINERALS INC.

Shannon Ross

PROCESSED
JAN 13 2005
THOMSON
FINANCIAL

dlw 1/13

Shannon Ross
Corporate Secretary & CFO

Enclosure

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. Sultan Minerals Drills High-Grade Gold Targets on Kena Property, BC – dated December 13, 2004.
2. Sultan Minerals Closes Brokered Flow-Through Financing – dated December 17, 2004.
3. Sultan Minerals Expands Priority Silver/Gold Targets on Coripampa Properties, Peru
4. Sultan Mineral Announces $150,000 Private Placement Financing – dated December 21, 2004.

Correspondence with Securities Commission(s)

5. Material Change Report - Form 51-102F3 – dated December 17, 2004.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

December 13, 2004

Ticker Symbol: **SUL**-TSX-Venture
SEC 12g3-2(b): 82-4741

SULTAN MINERALS DRILLS HIGH-GRADE GOLD TARGETS ON KENA PROPERTY, BC

Sultan Minerals Inc. is pleased to report that a 700-metre diamond drill contract has been signed with Aggressive Diamond Drilling Ltd. of Kelowna, BC for the Company's Kena Gold Property located near Ymir in southeastern British Columbia, Canada. Drilling will commence immediately and will involve drilling four NQ diamond drill holes on the Gold Mountain and Kena Gold Zones. The holes will investigate the grade, width and depth potential of two important cross structures identified by a geological mapping program completed in September 2004.

In June 2004, the Company released its initial resource calculation for the Kena and Gold Mountain Zones. The study showed a combined measured and indicated resource of 381,000 ounces of gold with an additional inferred resource of 389,000 ounces (refer to News Release of June 7, 2004, and NI 43-101 Technical Report dated June 3, 2004, co-authored by Gary Giroux, P.Eng. and Linda Dandy, P.Geo.). In the resource study, it was noted that the entire lengths of the drill holes in the two gold zones often average between 0.3 g/t gold to greater than 1.0 g/t gold; but in several holes, one or more 1 to 2 metre intercepts of greater than 10.0 g/t gold were encountered. These high-grade gold intervals, which occasionally reach bonanza grades, have an important positive impact on the overall grade of the surrounding lower grade porphyry style mineralization. It is therefore important that the diamond drill holes intersect these high-grade structures to ensure that they are included in the resource calculations.

The resource study was followed up with a detailed geological mapping program that identified a previously unknown structural trend that may be an important control to gold grades on the Kena Property (please refer to News Release of September 28, 2004). The mapping program discovered two important cross structures that trend parallel to the earlier drilling direction and were therefore not intersected by most of the previous drill holes. The study suggests that these cross structures may be important controls for high-grade mineralization and that gold grades may improve if drilling is oriented to cross them.

The current diamond drill program will focus on the Gold Mountain and Kena Gold Zones to determine if the grade of the two deposits can be improved by drilling across the two previously unknown gold bearing structures.

The drilling program is being supervised by Perry Grunenberg, P. Geo., of P&L Geological Services Ltd. of Kamloops, BC. and is expected to be completed by mid-January 2005.

Arthur G. Troup, P.Eng., Geological
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: IR@langmining.com or info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, BC V6C 3P1
www.sultanminerals.com

December 17, 2004

TSX Venture Exchange Symbol: SUL
SEC 12g3-2(b): 82-4741

SULTAN MINERALS CLOSES BROKERED FLOW-THROUGH FINANCING

Sultan Minerals Inc. (SUL-TSX Venture) ("Sultan") is pleased to announce that it has closed a brokered flow-through private placement financing previously announced November 9, 2004, of 1,000,000 flow-through units (the "Units") at a price of $0.17 per Unit for gross proceeds of $170,000. Each Unit is comprised of one flow-through common share in the capital of Sultan and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share of Sultan at an exercise price of $0.20 per share, expiring December 15, 2005.

Consideration paid to Canaccord Capital Corporation includes 100,000 Agent's Units and 50,000 Agent's Warrants with the same terms and conditions as the securities issued to the purchasers.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the private placement and agent's compensation are subject to a hold period and may not be traded for a four month period ending April 16, 2005.

Proceeds from the brokered private placement will be used to fund exploration programs on the Company's Kena property situated in south-eastern British Columbia.

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
T. J. Malcolm Powell – Email: IR@langmining.com
Email: info@sultanminerals.com

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Sultan Minerals Inc.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

(the "Company")

Telephone: (604) 687-4622

Item 2. **Date of Material Change**


SEC MAIL
PROCESSING
RECEIVED
WASH, D.C.
185
SECTION

December 15, 2004.

Item 3. **News Release**

The press release was issued on December 17, 2004.

Item 4. **Summary of Material Change**

See attached press release.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 7.1(2) or (3) of NI 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Executive Officers**

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Arthur G. Troup
President & CEO
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Date of Report**

December 17, 2004.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, BC V6C 3P1
www.sultanminerals.com

December 17, 2004

TSX Venture Exchange Symbol: SUL
SEC 12g3-2(b): 82-4741

SULTAN MINERALS CLOSES BROKERED FLOW-THROUGH FINANCING

Sultan Minerals Inc. (SUL-TSX Venture) ("Sultan") is pleased to announce that it has closed a brokered flow-through private placement financing previously announced November 9, 2004, of 1,000,000 flow-through units (the "Units") at a price of $0.17 per Unit for gross proceeds of $170,000. Each Unit is comprised of one flow-through common share in the capital of Sultan and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share of Sultan at an exercise price of $0.20 per share, expiring December 15, 2005.

Consideration paid to Canaccord Capital Corporation includes 100,000 Agent's Units and 50,000 Agent's Warrants with the same terms and conditions as the securities issued to the purchasers.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the private placement and agent's compensation are subject to a hold period and may not be traded for a four month period ending April 16, 2005.

Proceeds from the brokered private placement will be used to fund exploration programs on the Company's Kena property situated in south-eastern British Columbia.

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
T. J. Malcolm Powell – Email: IR@langmining.com
Email: info@sultanminerals.com

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

December 21, 2004

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS ANNOUNCES $150,000 PRIVATE PLACEMENT FINANCING

Sultan Minerals Inc. (SUL-TSX Venture) ("Sultan") is pleased to announce that subject to regulatory approval, the Company will carry out a non-brokered private placement of up to 1,000,000 units (the "Units") at a price of $0.15 per Unit, for gross proceeds of up to $150,000. Each Unit is comprised of one common share in the capital of Sultan and one non-transferable share purchase warrant. Each share purchase warrant will entitle the holder to purchase one additional common share of Sultan for a period of 12 months from closing, at an exercise price of $0.20 per share.

There will be no bonuses, finder's fees or commissions in cash or securities paid by Sultan in connection with the non-brokered private placement. All shares, warrants and any shares issued upon exercise of the warrants with respect to the above private placements are subject to a hold period and may not be traded for four months from the date of issuance.

Proceeds from the non-brokered private placement will be used to fund exploration programs on the Company's Coripampa properties situated in Peru, and for general working capital.

Mr. Henry (Hank) Meixner, P.Eng. is the Company's supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects" for the Coripampa project.

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng.,Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
T. J. Malcolm Powell – Email: IR@langmining.com
Email: info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, BC V6C 3P1
www.sultanminerals.com

December 20, 2004

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS EXPANDS PRIORITY SILVER/GOLD TARGETS ON CORIPAMPA PROPERTIES, PERU

Sultan Minerals Inc. (SUL- TSX-Venture) is pleased to announce that it has contracted Walcott and Associates of British Columbia to undertake Induced Polarization and Resistivity geophysical surveys over the company's Coripampa silver and gold properties located in the Arequipa and Ayacucho Districts in southern Peru.

In November, geological mapping and sampling programs were completed on the Coripampa 1 & 2 properties by South American Management SA of Santiago Chile. The work programs confirmed the presence of epithermal silver and gold mineralization and succeeded in outlining a number of priority one and priority two targets on both properties. The priority one targets will be followed up with the geophysical survey in order to fully define them for diamond drill testing.

Coripampa 1

The Coripampa 1 prospect is characterized by low sulfidation epithermal silver mineralization associated with chalcedony and hyaline quartz occurring as veins, fracture fillings and micro-fracture fillings. The mineralization is developed within broad zones of argillic altered volcanic tuffs of andesite composition (please refer to News Release of Nov. 10, 2004).

Two Priority 1 targets referred to as the Central Zone and the East Zone identified by the mapping and sampling program will be traced out by the geophysical survey. The survey will attempt to determine if the two mineralized zones are connected by an east-west structure that appears to be covered by shallow overburden for nearly onekilometre between the two zones.

Coripampa 2

The Coripampa 2 prospect is characterized by low sulfidation epithermal gold and silver mineralization developed within a complex system of silica filled fracturing and microfracturing. The mineralization occurs in and marginal to a sub volcanic, rhyolite dome complex that intrudes a sequence of volcanic tuffs also of rhyolitic composition. Two priority 1 targets named the West Zone and the South-Central Zone will be investigated by the geophysical survey.

Geochemical grids are currently being extablished over the two properties in order to better define the targets for the geophysical survey. The geophysical program is expected to commence in early January. For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
T. J. Malcolm Powell – Email: IR@langmining.com or Email: info@sultanminerals.com